Exhibit 12.1

Station Casinos LLC

Computation of Ratio of Earnings to Fixed Charges

	Successor					Predecessors
	Station Casinos LLC					Station Casinos, Inc.	Green Valley Ranch Gaming, LLC
	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Period From June 17, 2011 Through December 31, 2011	Period From January 1, 2011 Through June 16, 2011	Period From January 1, 2011 Through June 16, 2011
				(in thousands)		(in thousands)
Consolidated pretax (loss) income from continuing operations	$132,504	$114,736	$(87,840)	$25,219	$(20,138)	$3,249,550	$626,364

Less: (Earnings) losses of equity	(809)	(1,037)	(1,603)	(1,773)	1,533	16,397	—

Fixed charges (see below)	147,662	155,486	169,112	197,948	97,155	49,753	20,876

Distributed income from equity investees	1,686	1,877	1,623	1,847	794	1,118	—

Less: Capitalized interest	—	—	—	(3,721)	(2,155)	(2,939)	—

Earnings	280,980	271,062	81,292	219,520	77,189	3,313,879	647,240

Interest expense (a)	142,921	150,995	164,662	189,481	92,299	43,294	20,582

Capitalized interest	—	—	—	3,721	2,155	2,939	—

Estimated interest within rental expense(b)	4,741	4,491	4,490	4,746	2,701	3,520	294

Fixed Charges	147,662	155,486	169,112	197,948	97,155	49,753	20,876

Ratio of Earnings to Fixed Charges (c)	1.9	1.7		1.1		66.6	31.0

Excess of fixed charges over earnings	—	—	87,820	—	19,966	—	—

(a)    Interest expense includes amortization of debt discount and debt issuance costs.

(b)    Interest within rental expense is estimated to equal approximately one-third.

(c)    No ratio is shown for periods where earnings were inadequate to cover fixed charges